Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. to Present at the Sidoti Small Cap Conference and Update Investors at the Emerging Growth Conference on June 13, 2024

YANGZHOU, China, June 11, 2024 -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, is pleased to announce that its management team will present and host one-on-one meetings with investors at the Sidoti Small Cap Conference, and will provide an update at the Emerging Growth Conference, both events taking place on June 13, 2024.

Details of the two events are as follows:

The Sidoti’s Small Cap Conference

The Sidoti’s Small Cap Conference will begin at 8:30-9:00 AM EDT on June 13, 2024 in Track 3, and can be accessed live here: https://sidoti.zoom.us/webinar/register/WN_GNkkx-kwQf2YSMDB7jDlnQ.

MHUA’s Chief Executive Officer, Steven Wang, will present and be available for virtual one-on-one meetings with investors on Wednesday, June 12 and Thursday, June 13, 2024. Registration is available to interested investors for the presentation or one-on-one meetings at www.sidoti.com/events.

Emerging Growth Conference

The Emerging Growth Conference will be held on June 12 and 13, 2024. This online event will give the Company’s existing shareholders and the investment community the opportunity to hear updates from the Company’s CEO, Steven Wang, following his participation of the previous Emerging Growth Conference held on May 9, 2024.

To view the Company’s previous presentation, please visit: https://www.youtube.com/watch?v=pCT8TG5CXOg.

MHUA will be presenting at 3:20 PM Eastern time for 12 minutes.

Please register here to ensure you are able to attend the conference and receive any updates that are released.

https://goto.webcasts.com/starthere.jsp?ei=1658205&tp_key=76d4029138&sti=mhua

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available on EmergingGrowth.com and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference.

About Sidoti Small Cap Conference

For 25 years, Sidoti & Company, LLC (www.sidoti.com) has been a premier independent research provider focused on small and micro-cap companies and the institutions that invest in securities with market caps of less than $5 billion. More than 60 percent of Sidoti-covered companies participate in the firm’s rapidly growing Company Sponsored Research (“CSR”) program and tap the benefits of Sidoti’s expansive distribution network. In 2024, Sidoti established Lighthouse Equity Research as an extension of its CSR program to meet the specific needs of companies not valued using traditional metrics or that face challenges obtaining coverage due to political risks or other factors. Sister company Sidoti Events, LLC, is also a leading provider of corporate access through the eight investor conferences it hosts each year. Our small and micro-cap focused nationwide sales force, catering to 2,500 institutional relationships in North America, enables the firm to provide multiple forums for meaningful interaction for small and micro-cap issuers and investors specifically interested in companies in the sector.

About the Emerging Growth Conference

The Emerging Growth conference is an effective way for public companies to present and communicate their new products, services and other major announcements to the investment community from the convenience of their office, in a time efficient manner.

The Emerging Growth Conference focus and coverage includes companies in a wide range of growth sectors, with strong management teams, innovative products & services, focused strategy, execution, and the overall potential for long term growth. Its audience includes potentially tens of thousands of Individual and Institutional investors, as well as Investment advisors and analysts.

All sessions will be conducted through video webcasts and will take place in the Eastern time zone.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

Follow us on Webull: https://www.webull.com/quote/nasdaq-mhua.

For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548